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                               AMENDMENT NO. 3 TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)
                         AMERICAN COUNTRY HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)
                             KFS ACQUISITION CORP.
                        KINGSWAY FINANCIAL SERVICES INC.
                      (NAME OF FILING PERSONS (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  025278 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                     CLASS A COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                W. SHAUN JACKSON
                        KINGSWAY FINANCIAL SERVICES INC.
                              5310 EXPLORER DRIVE
                      MISSISSAUGA ONTARIO, L4W 5H8, CANADA
                           TELEPHONE: (905) 629-7888
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:
      GEOFFREY ETHERINGTON III                D. ROGER GLENN
      EDWARDS & ANGELL, LLP                   EDWARDS & ANGELL, LLP
      750 LEXINGTON AVENUE                    750 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10022
      TELEPHONE: (212) 308-4411               TELEPHONE: (212) 308-4411
      FACSIMILE: (212) 308-4844               FACSIMILE: (212) 308-4844

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

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  This Amendment No. 3 to Tender Offer Statement and Amendment No. 4 to Schedule
13D is the final amendment to the Tender Offer Statement on Schedule TO and Amendment to Schedule 13D originally filed with the Securities and Exchange Commission on February 27, 2002 (as amended, the "Schedule TO") by KFS Acquisition Corp. (the "Purchaser") and Kingsway Financial Services Inc. ("Kingsway"), relating to the offer to purchase Common Stock, Series A Convertible Preferred Stock and Class A Common Stock Purchase Warrants of American Country Holdings Inc. expiring on April 1, 2002 on the terms and conditions set forth in the Offer to Purchase, dated February 27, 2002, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. This Final Amendment is being filed on behalf of the Purchaser and Kingsway.

ITEMS 8 AND 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ADDITIONAL INFORMATION.

Items 8 and 11 of the Schedule TO are hereby amended to add the following:

The Offer expired at 12:00 midnight, New York City time, on April 1, 2002. According to information received from the Depositary, at the expiration of the Offer, 9,158,745 Common Shares (including guaranteed deliveries and including the 555,471 Common Shares owned by subsidiaries of Kingsway) had been validly tendered into the Offer, which represents approximately 95.2% of the Company's outstanding Common Shares (based upon 9,624,795 common shares outstanding). In addition, all of the 305,000 outstanding Series A Convertible Preferred Shares of the Company had been validly tendered into the Offer, together with 257,143 Class A Warrants, representing approximately 31.6% of the outstanding Class A Warrants.

The Purchaser has accepted for payment all validly tendered Common Shares, Preferred Shares and Class A Warrants and will make payment to the Depositary for the accepted securities promptly.

The full text of the press release issued by Kingsway on April 2, 2002 announcing the completion of the Offer and is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated by reference herein.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A) Offer to Purchase dated February 27, 2002.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release of Kingsway Financial dated February 27, 2002.*

(a)(1)(H) Summary Advertisement dated February 27, 2002.*

(a)(5)(A) Press Release of Kingsway Financial dated March 27, 2002.*

(a)(5)(B) Press Release of Kingsway Financial dated April 2, 2002.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

______
* Previously filed.

                                  SIGNATURES

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          KFS ACQUISITION CORP.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Director

Date: April 2, 2002

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement, insofar as it amends the statement on Schedule 13D filed on November 30, 2001, as amended, is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          AMERICAN SERVICE INSURANCE COMPANY,
                                          INC.

                                          By: /s/ James R. Zuhlke
                                              ---------------------------------

                                              Name:James R. Zuhlke
                                              Title:Chairman

                                          LINCOLN GENERAL INSURANCE COMPANY

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Chief
                                              Executive Officer

                                          UNIVERSAL CASUALTY COMPANY

                                          By: /s/ Marc Romanz
                                              ---------------------------------

                                              Name:Marc Romanz
                                              Title:Chief Operating Officer

Date: April 2, 2002

                                       3
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                               INDEX TO EXHIBITS

(a)(1)(A) Offer to Purchase dated February 27, 2002.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release of Kingsway Financial dated February 27, 2002.*

(a)(1)(H) Summary Advertisement dated February 27, 2002.*

(a)(5)(A) Press Release of Kingsway Financial dated March 27, 2002.*

(a)(5)(B) Press Release of Kingsway Financial dated April 2, 2002.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

______
* Previously filed.

Exhibit (a)(5)(B)
                                [KINGSWAY LOGO]

KINGSWAY FINANCIAL SERVICES INC. ANNOUNCES COMPLETION ITS TENDER OFFER FOR THE STOCK OF AMERICAN COUNTRY.

Toronto, Ontario (April 2, 2002)--Kingsway Financial Services Inc. (TSE: KFS,
NYSE: KFS) announced the purchase of 9,158,745 shares of Common Stock of American Country Holdings Inc. (American Country) (Nasdaq: ACHI) at a price of $2.10 per share, together with 305,000 shares of Series A Convertible Preferred Stock of American Country at $12.00 per share (plus an amount equal to $0.001973 per share to account for accrued and unpaid dividends) and 257,143 Class A Common Stock Purchase Warrants of American Country at $0.175 per warrant. Kingsway is purchasing all of these securities of American Country pursuant to a tender offer announced on February 27, 2002.

The offering period expired at 12:00 midnight, New York City time, on April 1, 2002. Based upon a report from the depositary, at the expiration of the offer, 9,158,745 shares of American Country common stock had been validly tendered into the offer (including 555,471 common shares owned by subsidiaries of Kingsway), which represents approximately 95.2% of American Country's outstanding common stock (based upon 9,624,795 common shares outstanding). In addition, all of the 305,000 outstanding shares of American Country's Series A Preferred Stock had been validly tendered into the offer, together with 257,143 Class A Common Stock Purchase Warrants, representing approximately 31.6% of the outstanding class of warrants. KFS Acquisition Corp., the wholly-owned subsidiary through which Kingsway made the tender offer, has accepted for payment all validly tendered shares and warrants and will make payment to the depositary for the accepted shares promptly.

Kingsway expects to merge American Country with and into KFS Acquisition Corp. as soon as practicable, with the surviving company becoming a wholly-owned subsidiary of Kingsway. Because, as a result of the tender offer, Kingsway will have acquired at least 90% of each class of equity security of American Country entitled to vote on the merger, the merger will be accomplished under short-form merger procedures without a vote of American Country shareholders. Following the merger, all remaining American Country shareholders who did not tender their shares in the tender offer will receive the same $2.10 per common share in cash paid in the tender offer. Warrantholders exercising warrants after the merger will be entitled to receive the cash that they would have received if they had exercised their warrants immediately prior to the merger. Kingsway will promptly mail relevant information to remaining American Country stockholders on how to receive payment for their shares.

"The acquisition of American Country is a continuation of our focus to growth strategy", said Bill Star, President & Chief Executive Officer of Kingsway Financial. "Through the acquisition of American Country we have strengthened our position in the Chicago Metropolitan area, where American Country is the dominant writer of taxicab insurance."

During 2001, American Country wrote U.S. $83.4 million in gross premiums, and at December 31, 2001 had total assets of U.S. $196.2 million. In the quarter ended December 31, 2001, American Country reported net premiums earned of U.S. $16.5 million, income before taxes of U.S. $1.1 million and net income of U.S. $2.2 million. Following the acquisition, Kingsway will operate American Country as an independent subsidiary of Kingsway America. John Dore will remain as President and Chief Executive Officer.

Forward Looking Statements

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "intends", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

About Kingsway

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. Kingsway currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. Kingsway also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. Kingsway's senior debt is rated "BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".
                                    - 30 -

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com